July 8, 2021

VIA EDGAR
U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Attn: Eric Atallah, Daniel Gordon, Abby Adams and Laura Crotty

Re:	bleuacacia ltd Registration Statement on Form S-1 Filed June 21, 2021 File No. 333-257240

Ladies and Gentlemen:

bleuacacia ltd (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated July 2, 2021, regarding the Company’s Registration Statement on Form S-1 which was submitted on June 21, 2021 (the “Registration Statement”). We are concurrently filing via EDGAR the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”). The changes reflected in the Amendment include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Registration Statement on Form S-1

General

1.
We note that you have replaced the term "senior advisors" with the term "partners" throughout the prospectus; however, it does not appear the referenced individuals are party to a partnership arrangement, necessitating the use of the term. If a partnership arrangement does exist, please provide disclosure briefly explaining the arrangement and file any related material agreements. In the event no partnership exists, please revise the term to more appropriately characterize the relationship of the individuals with the company.

In response to the Staff’s comment, we have revised the Amendment to replace the term “partners” with the term “senior advisors” throughout.

We thank the Staff for its review of the foregoing and the Amendment. If you have further questions or comments, please feel free to contact me at 212-284-4926 or Valerie.Jacob@Freshfields.com.

Sincerely,

/s/ Valerie Ford Jacob
Valerie Ford Jacob, Esq. of Freshfields Bruckhaus Deringer US LLP

cc:	bleuacacia ltd Jide Zeitlin Lew Frankfort Charles McGuigan Thomas Northover
cc:	Freshfields Bruckhaus Deringer US LLP Michael Levitt, Esq. Jeremy Bar, Esq. Ropes & Gray LLP Paul Tropp, Esq. Aditya Khanna